Exhibit 97

ULTA BEAUTY, INC.

SENIOR LEADERSHIP CLAWBACK POLICY

Ulta Beauty, Inc. (“Ulta Beauty”) maintains a culture that emphasizes integrity and accountability. This policy (the “Policy”) allows Ulta Beauty to “clawback” or recover incentive compensation paid or payable to any covered person under the circumstances described below.

Who is Covered By This Policy?

You are covered by this Policy if you are:

●	An executive officer, who is subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (an “Executive Officer”);
●	An officer that reports directly to the Chief Executive Officer;
●	An officer not reporting to the Chief Executive Officer with the title of Senior Vice President or Vice President
●	Non-officers who are recipients of an Ulta Beauty equity award; and otherwise selected by Ulta Beauty to be covered by this Policy and notified of such coverage.

For What Reasons Can Ulta Beauty Recover Compensation?

Ulta Beauty will be entitled to “clawback” or recover incentive compensation under this Policy in the following events (each a “Recoverable Event”):

●	Ulta Beauty being required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the securities laws, whether or not there is any fraud or misconduct, and whether or not you were responsible (a “Restatement”). A Restatement does not include any changes to Ulta Beauty’s financial statements caused by the retrospective application of a change in accounting principle, the retrospective revision to reportable segment information due a change in the structure of Ulta Beauty’s internal organization, the retrospective reclassification due to a discontinued operation, the retrospective application of a change in reporting entity or retrospective revisions for stock splits, reverse stock splits, stock dividends or other changes in capital structure.
●	Your fraud or misconduct, regardless of whether the fraud or misconduct is related to a Restatement.
●	Your violation of Ulta Beauty’s Code of Business Conduct.
●	Your violation of any applicable non-compete, non-solicitation or confidentiality covenants by which you are bound (“Employee Covenants” or “CIPCA”).

What Kinds of Compensation Can Be Recovered?

Ulta Beauty may recover the following types of incentive compensation:

●Annual and long-term incentives that were paid or vested under any plan or agreement, whether paid or payable in cash and/or shares including any annual bonus, options, stock appreciation rights (SAR), restricted stock, restricted stock units or performance shares;
●Outstanding incentive awards that have not been earned or vested;
●Gains realized on the exercise of options, SARs or upon the vesting or settlement of other equity awards (e.g., restricted stock, restricted stock units or performance shares); and
●Any other compensation that is (a) granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, and (b) received by a person (1) after beginning service as an Executive Officer, (2) who served as an Executive Officer at an time during the performance period for such compensation, (3) while Ulta Beauty has a class of securities listed on a national securities exchange or a national securities association, and (4) during the Covered Period (as described below).

Base salary is not subject to recovery under this Policy.

How Much Compensation Can Be Recovered?

The amount Ulta Beauty may recover under this Policy depends upon the Recoverable Event.

Restatements

In the event of a Restatement, Ulta Beauty will recover reasonably promptly any excess of (1) the amount of any incentive compensation received during the Covered Period over (2) the amount of any such incentive-based compensation that would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid. For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (A) the amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and (B) Ulta Beauty must maintain documentation of the determination of that reasonable estimate and provide such documentation to the exchange or association.

Fraud, Misconduct and Other Recoverable Events

In the event of fraud, misconduct, violation of the Code of Business Conduct or violation of an Employee Covenant, Ulta Beauty may recover up to the sum of:

●The amount of incentive compensation paid, granted, or vested during the Covered Period; and
●The value of any equity award that vested or was exercised or settled during the Covered Period, including the gain on any equity awards if the shares have been sold.

What is the Covered Period?

The “Covered Period” is a look-back period during which your incentive compensation is at-risk for recovery under this Policy. Incentive compensation received outside of the Covered Period is not subject to recovery under this Policy. The Covered Period depends upon the Recoverable Event. If the Recoverable Event is:

●Fraud, misconduct or a violation of the Code of Business Conduct, then the Covered Period will be a period of 24 months prior to, or all periods from, the date of such fraud, misconduct or violation occurred, without limitation, whichever is greater;
●The violation of an Employee Covenant, then the Covered Period is the period for which you would be restricted by the Employee Covenant (e.g., if you are subject to a 1 year non-solicitation, then the Covered Period would be the 1 year following such violation); or
●A Restatement, then the Covered Period is the 3 completed fiscal years immediately preceding the date that Ulta Beauty is required to prepare the Restatement (and any transition period of less than 9 months within or immediately following those 3 completed fiscal years). The date on which Ulta Beauty is required to prepare a Restatement is the earlier to occur of (a) the date Ulta Beauty’s board of directors, a committee of the board or officers authorized to take such action (if board action is not required) concludes, or reasonably should have concluded, that Ulta Beauty is required to prepare a Restatement or (b) the date a court, regulator, or other legally authorized body directs Ulta Beauty to prepare a Restatement.

From What Sources Can Compensation Be Recovered?

Ulta Beauty may recover the amounts described above (“recoverable amount”) as follows:

●Requiring you to repay Ulta Beauty the recoverable amount in cash or shares;
●Offsetting future incentive compensation payments by the recoverable amount;
●Cancelling or forfeiting outstanding equity awards with a value equal to the recoverable amount;
●Cancelling or forfeiting any annual bonus opportunities with a value equal to the recoverable amount;
●Reducing the amount of future annual cash or long-term equity awards by the value of the recoverable amount; and
●Requiring you to repay in cash to Ulta Beauty any gains realized on the exercise of options, SARs or upon the vesting or settlement of other equity awards.

If Ulta Beauty decides to recover against compensation that has already been paid and taxed, then the recoverable amount will reflect the taxes already paid, and will only be determined on an after-tax basis; provided that, to the extent a recovery results from a Restatement, then the recoverable amount will be determined without regard to taxes to the extent required for compliance with applicable Securities and Exchange Commission regulations and applicable listing standards. In addition, if Ulta Beauty decides to recover compensation by offsetting incentive compensation that has not yet been paid or taxed, then the recoverable amount will be determined without regard to taxes.

How Will The Policy Be Enforced And Interpreted?

The Compensation Committee of the Board of Directors (the “Committee”) has the power to enforce the Policy and to make all determinations under the Policy in its sole discretion. In particular, the Committee will have the power to determine, based on the facts and circumstances:

●If a Recoverable Event has occurred;
●Whether recovery of incentive compensation is warranted or practical;
●What incentive compensation should be recovered, based on the circumstances of the Recoverable Event;
●How much incentive compensation is to be recovered;
●The method of recovery, including whether full or partial forfeiture and/or repayment of award(s) is to be required, taking into consideration the pre-tax and post-tax treatment; and
●Whether additional remedies beyond those described in this Policy should be pursued.

All actions taken and decisions made by the Committee on all matters relating to this Policy will be in the Committee’s sole and absolute discretion and will be conclusive and binding on all parties. The Committee may apply the Policy differently to each covered person, in its discretion, taking into account (i) whether the assertion of a claim may violate applicable law or prejudice the interests of Ulta Beauty (including but not limited to any prejudice to the interests of Ulta Beauty in any proceeding or investigation), (ii) whether other penalties or punishments are being imposed on the covered person, including by third parties, or any governmental or regulatory authority (including, without limitation action taken under Section 304 of the Sarbanes-Oxley Act of 2002), (iii) the nature of the events that led to the Recoverable Event, (iv) the covered person’s conduct, role and responsibilities with respect to the events that led to a Recoverable Event, (v) the requirements and definitions set forth in applicable stock exchange listing standards and regulatory guidance relating thereto, and (vi) such other factors as may be determined by the Committee.

Are There Exemptions to Enforcement of this Policy?

Notwithstanding anything to the contrary in this Policy, recovery of incentive compensation will not be required to the extent Ulta Beauty’s committee of independent directors responsible for executive compensation decisions (or a majority of the independent directors on Ulta Beauty’s board of directors in the absence of such a committee) has made a determination that such recovery would be impracticable and one of the following conditions have been satisfied:

(a)

The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, Ulta Beauty must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to the national securities exchange or association on which its securities are listed.

(b)

Recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, Ulta Beauty must obtain an opinion of home country counsel, acceptable to the national securities exchange or association on which its securities are listed, that recovery would result in such a violation, and must provide such opinion to the exchange or association.

(c)

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Ulta Beauty, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

When is this Policy Effective?

This Policy is effective October 2, 2023. This Policy automatically applies to awards of incentive compensation made on or after the effective date and is an express condition of the vesting, payment or receipt of any such incentives. Your acceptance of any incentive compensation award following the effective date of this Policy will be your consent to all the terms and conditions of this Policy.

May the Policy be Amended?

The Committee reserves the right to amend this Policy from time to time in its sole discretion, with or without notice. Any amendments will, unless otherwise specified, be applicable to any incentive compensation paid, granted or awarded on or before the date of such amendment.

Anything Else I Should Know?

If any provision of this Policy is declared illegal, invalid, or otherwise unenforceable by a court of competent jurisdiction, then such provision will be revised and applied, if possible, in a manner so as to make it legal, valid, and enforceable, or it will otherwise be deleted, and the remainder of the terms of this Policy will not be affected.

Ulta Beauty’s right of recoupment under this Policy is in addition to any other remedy available to it, including, but not limited to, termination of employment, the initiation of civil or criminal proceedings, and any right to repayment under the Sarbanes-Oxley Act of 2002 and any other applicable law.

Ulta Beauty is not permitted to indemnify any Executive Officer against the loss of any recoverable amount as a result of a Restatement.

Finally, this Policy is in addition to any other similar applicable provisions contained in any plans or agreements.